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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                        TRANSITION REPORT ON FORM 10-K

          For the Transition Period January 1, 1996 to July 31, 1996.

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PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:  VTEL Corporation

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:  108 Wild Basin Road

CITY, STATE AND ZIP CODE: Austin, Texas 78746

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PART II - RULES 12B-25(b) AND (c)

The Transition Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

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PART III - NARRATIVE

The Transition Report on Form 10-K for the period January 1, 1996 to July 31, 1996 could not be filed within the prescribed period due to issues related to the change in the Company's fiscal year end and the preparation of a transitional report.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Paul Ruiz -  Corporate Controller - (512) 314-2682

(2) All other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 have been filed.

(3) It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement included in the subject report as follows (note that the Company has already filed all required information through June 30, 1996 in previous filings with the Securities and Exchange Commission):

     The Company generated net income of $1.5 million and incurred a net loss of $9.9 million during the seven months ended July 31, 1995 and 1996, respectively. The net loss incurred during the seven months ended July 31, 1996 is the result of lower gross margins generated by the Company, incremental operating expenses related to the growth in the Company's operations and its service and system integration operations, inventory write-downs during the period, and restructuring expenses recorded during the period. The net income generated during the seven months ended July 31, 1995 was the result of revenues increasing at a faster rate than operating expenses and of higher gross margins generated by the Company.

     During the seven months ended July 31, 1996, the Company finalized its plan to realign its resources into Customer Business Units ("CBU"). These CBU's will provide the framework for moving decision making closer to the customer and for responding to customer requirements quickly. The realignment of resources resulted in the Company recording a charge during the seven months ended July 31, 1996 of approximately $553,000 related to restructuring costs that the Company will incur in adjusting its business operations and resources such that the Company will be able to effectively implement its CBU model. These restructuring charges primarily represent the costs associated with the elimination of positions which do not support the CBU strategy.

     Gross margins were 38% for the seven months ended July 31, 1996 and 57% for the seven months ended July 31, 1995. A portion of the decrease in gross margin from the seven months ended July 31, 1995 to the seven months ended July 31, 1996 results from a shift in the sales mix such that product revenues represented a smaller percentage of total revenues for the seven months ended July 31, 1996 due to the incremental revenues generated by the Company's systems integration and service operations which were acquired in the fourth quarter of 1995. The Company's service and systems integration operations carry a lower gross margin percentage than
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     its product revenues such that the Company's overall gross margin is lower.
     Although the service and systems integration revenues generally carry a lower gross margin, the service and system integration activities also generally carry lower operating expenses than the Company's other revenue sources.

     Additionally, the Company experienced a shift in its product sales mix such that sales of its multipoint control units, which generally carry higher gross margins, represented a smaller percentage of the Company's total product revenues. Also contributing to the Company's lower gross margin during the seven months ended July 31, 1996 was higher per unit manufacturing costs due to lower than expected manufacturing throughput which resulted in the Company spreading relatively fixed manufacturing costs over fewer units produced. The Company also recorded approximately $1 million in inventory write-downs during the seven months ended July 31, 1996 to provide for potential inventory issues related to product transitions and to reflect the net realizable value of inventory quantities on-hand at its foreign subsidiary in the United Kingdom. The inventory adjustments had the effect of lowering the Company's gross margins during the seven months ended July 31, 1996.

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VTEL Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE : 10/28/96                      BY: /s/ DIANNE JOHNSON, Assistant Treasurer